Amendment No. 3 to Schedule TO

SC TO-I/A AMENDMENT NO. 3 TO SCHEDULE TO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

AMENDMENT NO. 3

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST AMERICAN CAPITAL CORPORATION

(Name of Subject Company (Issuer))

FIRST AMERICAN CAPITAL CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

31848M102

(CUSIP Number of Class of Securities)

William R. Morton, Jr.

Chief Financial Officer and Treasurer

First American Capital Corporation

1303 SW First American Place

Topeka, Kansas 66604

(800) 642-1872

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

With a Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

3500 One Kansas City Place

1200 Main Street

Kansas City, Missouri 64105

(816) 374-3200

Fax: (816) 374-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$606,800	$122

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the aggregate purchase price of $606,800 of common stock in the offering.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange

Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$100	Filing Party:	First American Capital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 2, 2007, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on March 20, 2007 and Amendment No. 2 to the Schedule TO filed on March 28, 2007 (collectively, the “Schedule TO”), relating to the offer by First American Capital Corporation, a Kansas corporation (“First American” or “Company”), to purchase up to $500,000 in aggregate value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $1.72 nor less than $1.50, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”), in the related Letter of Transmittal (the “Letter of Transmittal”) and the Supplement dated March 20, 2007 to the Offer to Purchase which, together with any supplements and amendments thereto, collectively constitute the “Offer.” This Amendment is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

Item 11. Additional Information.

Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer, is hereby amended and supplemented by adding a new subsection (c) as follows:

(c) On April 9, 2007, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Monday, April 2, 2007. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated by reference.

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Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press Release dated April 9, 2007, announcing the final results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2007	FIRST AMERICAN CAPITAL CORPORATION

/s/ ROBERT D. ORR

Robert D. Orr
Chairman of the Board, President and Chief Executive Officer

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